June 25, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant: Loomis Sayles Funds II

File No.:          811-06241

Filing Type:    Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on June 1, 2015, regarding the post-effective amendment to the Loomis Sayles Funds II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Small/Mid Cap Growth Fund (the “Fund”), which was filed with the Commission on April 13, 2015 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on June 30, 2015.

Prospectus

1.

Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year after the effective date of the Registration Statement.

Response. The Registrant confirms that this undertaking will be in effect through January 31, 2017 and has inserted this date into Footnote 1.

2.

Comment. Please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated expense cap.

Response. The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated annual expense cap rate.

3.	Comment. If the Fund’s portfolio turnover rate is expected to be greater than 100%, please disclose the impact of such turnover.

Response. The Registrant does not expect the Fund’s portfolio turnover rate to be greater than 100%. Accordingly, no additional disclosure is necessary.

4.

Comment. The first sentence of the first paragraph of the “Principal Investment Strategies” section states the Fund will invest in “the equity securities of small/mid-cap companies, including preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in an entity.” Please clarify how the Fund defines “other equity-like interests.”

Response. In response to this comment the Registrant will revise the sentence referenced above as follows:

The Fund normally will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in the equity securities of “small/mid-cap companies,” including preferred stocks, warrants~~,~~ and securities convertible into common or preferred stocks ~~and other equity-like interests in an entity~~.

5.

Comment. The “Principal Risks” section of the Prospectus has extensive disclosure relating to the Fund’s investments in derivative securities. The “Principal Investment Strategies” section states only that the Fund “may engage, for hedging and investment purposes, in foreign currency transactions, options and futures transactions.” Consider adding disclosure to the “Principal Investment Strategies” section describing how the Fund intends to use options, futures and derivatives transactions as part of its principal investment strategy.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that although the Fund does not intend to use derivatives extensively when it is first launched, it may increase its usage in the future. The Registrant believes that the existing disclosure in the “Principal Investment Strategies” section is appropriate for the extent to which derivatives may be used by the Fund when it is first launched, and that the disclosure in the “Principal Risks” section describes in appropriate detail the risks of investing in derivatives generally. Accordingly, no changes to the disclosure have been made.

6.

Comment. Please consider revising the “Prior Related Performance Information” section to read “Prior Related Performance Information of the Adviser” or “Prior Performance of the Adviser’s Similarly Managed Accounts” so that this section is not mistaken to refer to the actual performance of the Fund.

Response. In response to this comment the Registrant has renamed this section of the Prospectus “Prior Performance of the Adviser’s Similarly Managed Accounts.”

7.

Comment. Please confirm that the “Net of Fees” calculation described in the third paragraph of the “Prior Related Performance Information” section reflects the deduction of all actual fees paid by the accounts that make up the Composite.

Response. The Registrant notes that actual fees paid by accounts within the Composite may vary depending on, among other things, the applicable fee schedule and the account size. The “Net of Fees” calculation reflects the deduction of the Adviser’s standard fee rate for accounts included in the Composite, as disclosed in Part 2A of its Form ADV, which is the highest fee rate paid by any of the accounts in the Composite. Consequently, none of the accounts in the Composite paid a fee rate higher than the standard fee rate. The Registrant respectfully submits that the deduction of the Adviser’s standard fee rate from the Composite’s performance in this manner is consistent with previous no-action relief granted by the Staff. See J.P. Morgan Investment Management, Inc., SEC No-Action Letter (publically available May 7, 1996).

8.

Comment. The last sentence of the third paragraph of the section “Prior Related Performance Information”, states that “the Composite includes all actual discretionary accounts managed by Loomis Sayles for at least one full month that have investment objectives, policies, strategies, risks and investment restrictions substantially similar to those of the Fund.” In correspondence, please explain why “at least one full month” is the time period used.

Response. The Registrant respectfully submits that the Composite includes all substantially similar accounts managed by Loomis Sayles for at least one full month because such inclusion is required by Global Investment Performance Standards (GIPS).

9.

Comment. The first sentence of the fifth paragraph of the “Prior Related Performance Information” section states the accounts that are included in the Composite “may be subject to lower expenses than the Fund.” Please revise the disclosure to indicate that the Composite includes accounts that have higher expenses than the Fund and accounts that have lower expenses than the Fund.

Response. Please see response to Comment 7 above. The performance of the Composite was calculated using the Adviser’s standard fee rate. None of the accounts included in the Composite had lower expenses than the Fund.

The Registrant has revised the disclosure as follows:

The accounts that are included in the Composite ~~may be subject to lower expenses than the Fund and~~ may not be subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940 or Subchapter M of the Code. The expenses used to calculate the performance of the Composite are higher than those of the Fund.

10.

Comment. The first sentence of the sixth paragraph of the “Prior Related Performance Information” section states “[T]he returns set forth below may not be representative of the results that may be achieved by the Fund in the future, in part because the past results are not necessarily indicative of future results.” Please revise the sentence to more clearly indicate that the returns set forth in this section are the returns of the Composite and past returns do not guarantee future results.

Response. The Registrant has revised the sentence as follows:

“The returns set forth below are provided to illustrate the past performance of Loomis Sayles in managing substantially similar accounts and should not be interpreted as indicative ~~may not be representative~~ of the future results that may be achieved by the Fund. ~~in the future , in part because the p~~Past results are not necessarily indicative of future results.”

11.

Comment. In correspondence, please confirm that the Adviser will maintain records to support the calculation of the performance information disclosed in the “Prior Related Performance Information” section.

Response. The Registrant confirms that the Adviser will maintain records to support the calculation of the performance information disclosed in the “Prior Related Performance Information” section.

In connection with the above-referenced filing, we acknowledge that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
▪

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

▪	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.